TNR TECHNICAL, INC.
301 Central Park Drive
Sanford, Florida 32771
Telephone:  (407) 321-3011

March 14, 2008

United States Securities & Exchange Commission
Washington, DC 20549

Mail Stop 6010

Att:  David Burton

Re:           TNR Technical, Inc.
Form 10-KSB for the fiscal year ended June 30, 2007
Filed September 28, 2007
File No. 0-13011

Gentlemen:

The following is in response to your letter of comments dated February 22, 2008.

1.
Report of Independent Registered Public Accounting Firm, page F-1 and F-2.  In future filings, please request your auditors to include the city and state of issue in their report, consistent with Rule 2-02(a) of Regulation S-X.:  The signed report provided by our auditors did include the city and state, however, this was not added to their report in the Edgar filing. In future Edgar filings, we will add the city and state to the Report of Independent Registered Public Accounting Firm.

2.
Statements of Cash Flows, page F-6:  We note that you recognized $428,000 relating to the excess tax benefit from stock option exercises. Please tell us how your presentation of the excess tax benefit from stock options in the statement of cash flows complies with paragraph 23© of SFAS 95.  We note that you recognized $428,000 relating to the excess tax benefit from stock option exercises.  Please tell us how your presentation of the excess tax benefit from stock options in the statement of cash flows complies with paragraph 23© of SFAS 95.  Based upon compliance with SFAS 95, paragraphs 19(e) and 23(c), we determined that the reporting of the excess tax benefit from each stock option exercise was a financing activity in the statement of cash flows since the expense recognized as a result of each option exercise was tax deductible, and thus, cash was retained as a result of the tax deductibility. Please note the option exercises related to five separate stock options grants during fiscal 1996, 1998 and 2001 which were accounted for under APB 25. Thus, no compensation expense was recorded on these grants since the market price of the Company stock was equal to the exercise price of the options (no intrinsic value). In addition, fair value of the stock at the time each option was exercised in fiscal 2007 were all well above their exercise price

3.
Item 8. Controls and Procesures, page 16. We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “except for the material weakness listed below”.  Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.  You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.  Item 8(a) of the June 30, 2007 Form 10-KSB will be amended to read as follows:

Management has not yet completed, and is not yet required to have completed, its assessment of the effectiveness of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of “disclosure controls and procedures” in Rules 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective in reporting, on a timely basis, information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act, because of the material weakness in its internal control over financial reporting as of June 30, 2007, as described below. There have been no changes in the Company’s disclosure controls and procedures or in other factors that could affect the disclosure controls subsequent to the date the Company completed its evaluation, except as stated below.

A material weakness in internal control over financial reporting is defined by Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 2 as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

The Company identified the following material weakness relating to internal controls over reporting on income taxes:

On May 10, 2007, the Company’s Form 10-QSB for the quarter ended December 31, 2006 was amended to restate the financial statements to correct an internal accounting error related to the tax effect of stock options exercised in December 2006. Because of the accounting error, the Company’s current income tax expense was understated and net income was overstated for three and six months ended December 31, 2006 by $428,000. In addition, the year-end tax provision lacked adequate review by management and resulted in a material adjustment for the year ended June 30, 2007.

Our disclosure controls and procedures now include retaining competent professional review to assist us in determining the tax effect of employee stock options and other timing differences between the book and tax basis of our assets and liabilities.

4.
Exhibit 31.  We note that your certification filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B.  Specifically, we note throughout the certifications that you refer to the “registrant” rather than the “small business issuer.”  In addition, the phrase “(the small business issuer’s fourth fiscal quarter in the case of an annual report)” has been removed from paragraph 4(d) of the certification.  We note similar modifications within your December 31, 2007 Forms 10-QSB.  Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.  Comment noted. Exhibit 31 will be amended in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation SB.

Very truly yours,

TNR TECHNICAL, INC.
/s/ Wayne Thaw, Chief Executive Officer